Ballard Power Systems Inc.

News Release

Ballard Gaining Traction in South American Fuel Cell Bus Market With Integrator Tuttotrasporti

•	Deal underscores growing global demand for clean energy buses

•	First S.American order will help advance commercialization of fuel cell buses

For Immediate Release – January 5, 2011

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) today announced a contract to supply three fuel cell power modules to Tuttotrasporti (www.tuttotrasporti.com.br; TUTTO), the largest Brazilian integrator of hybrid transit buses. Ballard’s fuel cell modules are intended for use in zero-emission buses operated by transit agencies in Brazil.

“This contract is a further indicator of growing demand for clean fuel cell-powered buses,” said Michael Goldstein, Ballard’s Chief Commercial Officer. “Brazil has 350,000 transit buses in operation today and is the third largest bus manufacturer globally. We are very pleased to extend our partnership with a leading integrator in TUTTO, operating in the important South American market.”

Under Brazil’s National Plan on Climate Change – a set of inter-ministerial programs designed to cut emissions in the transportation, forestry, industrial and energy sectors – the government has committed to significant use of zero-emission transit technology. Initiatives will be implemented during the lead-up to the 2014 World Cup and 2016 Summer Olympic Games being held in Brazil, and beyond.

In Brazil’s largest city, Sao Paulo, greenhouse gas emissions are approximately 3 million tons annually, 85% of which is generated by vehicles. As a result, clean energy transportation is a high priority under the National Plan on Climate Change.

Agenor Boff, President of Tuttotrasporti said, “We see a sizable opportunity for zero-emission fuel cell buses in our target market. My company’s prior experience has confirmed Ballard’s leadership in delivering the highest value in fuel cell power modules available anywhere.”

TUTTO has integrated more than 125,000 vehicles in the truck, transit and intercity transportation markets during the company’s 20-year history. Ballard and TUTTO previously partnered on the development of a fuel cell bus under a UNDP / EMTU (United Nations Development Programme / Empresa Metropolitana de Transportes Urbanos) program. The bus has now been operational in Sao Paulo for over one year.

Increased volumes of fuel cell-powered buses are expected to support cost and price reductions through scale economies, enabling fuel cell solutions to compete more effectively with incumbent transit technologies.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. To learn more about Ballard, please visit www.ballard.com.
This release contains forward-looking statements, including expected product deliveries, market growth, competitiveness and customer product deployments, which are provided to enable external stakeholders to understand Ballard’s expectations as at the date of this release and may not be appropriate for other purposes. These forward-looking statements are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such assumptions relate to Ballard’s financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand, and include matters such as generating new sales, producing, delivering and selling the expected number of units, and controlling its costs.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including, without limitation, the condition of the global economy, the rate of mass adoption of its products, product development delays, changing environmental regulations, its ability to attract and retain business partners and customers, its access to funding, increased competition, its ability to protect its intellectual property, changes in its customers’ requirements, foreign exchange impacts on its net monetary assets and its ability to provide the capital required for product development, operations and marketing. For a detailed discussion of these risk factors and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form.

Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information
Public Relations: Guy McAree, +1.604.412.7919, media@ballard.com
Investor Relations: Lori Rozali, +1.604.412.3195, investors@ballard.com